SEC 1473 (09-02)	Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

FORM 3

UNITED STATES SECURITIES AND EXCHANGE COMMISSION

Washington, D.C.  20549

INITIAL STATEMENT OF BENEFICIAL OWNERSHIP OF SECURITIES

Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
Section 17(a) of the Public Utility Holding Company Act of 1935
or Section 30(h) of the Investment Company Act of 1940

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(Print or Type Responses)

1. Name and Address of Reporting Person* Liberty Satellite & Technology, Inc., (Last) (First) (Middle) 12300 Liberty Blvd. (Street) Englewood, CO 80112 (City) (State) (Zip)	2. Date of Event Requiring Statement (Month/Day/Year) April 1, 2002 3. I.R.S. Identification Number of Reporting Person, if an entity (voluntary)

 4. Issuer Name and Ticker
    or Trading Symbol

 On Command Corporation  ONCO

 5. Relationship of Reporting Person(s) to Issuer

  (Check all applicable)

       Director

  X  10% Owner

       Officer (give title below)

       Other (specify below)

 6. If Amendment,
    Date of Original
    (Month/Day/Year)

April 10, 2002

 7. Individual or Joint/Group

    Filing (Check Applicable Line)

       Form filed by One Reporting Person

  X  Form filed by More than One Reporting Person

Table I — Non-Derivative Securities Beneficially Owned

1. Title of Security (Instr. 4)	2. Amount of Securities Beneficially Owned (Instr. 4)	3. Ownership Form: Direct (D) or Indirect (I) (Instr. 5)	4. Nature of Indirect Beneficial Ownership (Instr. 5)
Common Stock	19,404,240	I	By Ascent Entertainment Group, Inc. (1)
Series B Preferred Stock	15,000	I	By Ascent Entertainment Group, Inc. (1)
Series C Preferred Stock	10,000	I	By Ascent Entertainment Group, Inc. (1)

Table II — Derivative Securities Beneficially Owned (e.g., puts, calls, warrants, options, convertible securities)

1. Title of Derivative Security (Instr. 4)	2. Date Exercisable and Expiration Date (Month/Day/Year)		3. Title and Amount of Securities Underlying Derivative Security (Instr. 4)		4. Conversion or Exercise Price of Derivative Security	5. Ownership Form of Derivative Securities: Direct (D) or Indirect (I) (Instr. 5)	6. Nature of Indirect Beneficial Ownership (Instr. 5)
	Date Exercisable	Expiration Date	Title	Amount or Number of Shares
Series A Warrants	Immediately	October 7, 2003	Common Stock	1,123,792	$15.27 per share	I	By Ascent Entertainment Group, Inc.
Series D Preferred Stock	December 31, 2002	June 20, 2011 (2)	Common Stock	7,947,018	$7.55 per share (2)	I	By Ascent Entertainment Group, Inc.

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Explanation of Responses:

  (1)  The shares and Series A Warrants shown are owned by Ascent Entertainment Group, Inc., a Delaware corporation ("Ascent").  Pursuant to a Purchase Agreement dated as of August 16, 2001, as amended, by and among the Reporting Person, Liberty AEG, Inc., a Delaware corporation, and, only for certain limited purposes, Liberty Media Corporation, a Delaware corporation ("Liberty"), the Reporting Person acquired all of the shares of Ascent from a subsidiary of Liberty.  By virtue of its control of the Reporting Person, Liberty continues to be a beneficial owner of the securities covered hereby as well.  (2)  The Issuer is required to redeem all outstanding shares of Series D Preferred Stock on June 30, 2011.  At any time prior to that time, each share of Series D Preferred Stock, with a stated value per share of $1,000, may be converted into 132.4503 fully paid and non-assessable shares of Common Stock.  In addition, if accrued but unpaid dividends of the Series D Preferred Stock are added to the liquidation value of the series D Preferred Stock in accordance with its terms, such accrued value may also be converted into shares of Common Stock at the same conversion rate.

Liberty Satellite & Technology, Inc.

By: /s/ Kenneth G. Carroll

April 3, 2003
** Signature of Reporting Person	Date
Acting President and CEO

*	If the form is filed by more than one reporting person, see Instruction 5(b)(v).

**	Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note:	File three copies of this Form, one of which must be manually signed. If space is insufficient,
See Instruction 6 for procedure.

http://www.sec.gov/divisions/corpfin/forms/form3.htm

Last update: 09/03/2002

JOINT FILER INFORMATION

NAME:	ASCENT ENTERTAINMENT GROUP, INC.

ADDRESS:	12300 LIBERTY BLVD.
ENGLEWOOD, COLORADO 80112

DESIGNATED FILER:	LIBERTY SATELLITE & TECHNOLOGY, INC.

ISSUER AND TICKER SYMBOL:	ON COMMAND CORPORATION (ONCO)

DATE OF EVENT REQUIRING
STATEMENT:	ARPIL 1, 2002

SIGNATURE:	ASCENT ENTERTAINMENT GROUP, INC.

BY:	/s/ ELIZABETH M. MARKOWSKI
NAME:	ELIZABETH M. MARKOWSKI
TITLE:	SENIOR VICE PRESIDENT AND
ASSISTANT SECRETARY